UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 812-[   ]

In the Matter of

Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt am Main, Germany

DWS Investment Management Americas, Inc.
875 Third Avenue
New York, NY 10022

DWS International GmbH
Mainzer Landstrasse 11-17
60329 Frankfurt am Main, Germany

DWS Investments Australia Limited
Deutsche Bank Place, Level 16
CNR Hunter and Phillip Streets
Sydney, NSW 2000

RREEF America L.L.C.
222 South Riverside Plaza
Chicago, IL 60606

DWS Alternatives Global Limited
30 Fenchurch Avenue
The Willis Building
London, United Kingdom EC3M 5AD

DBX Advisors LLC
875 Third Avenue
New York, NY 10022

DWS Distributors, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Harvest Global Investments Limited
31/F One Exchange Square
8 Connaught Place
Central, Hong Kong

DWS Investments Hong Kong Limited
52/F International Commerce Centre 1
Austin Road West, Kowloon
Hong Kong

September 24, 2020

____________

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE
PROVISIONS OF SECTION 9(a) OF SUCH ACT

____________

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Caroline Pearson DWS Investment Management Americas, Inc. One International Place, 12th Floor Boston, MA 02110 Regulatory.notices@dws.com	Frederick Wertheim Wendy M. Goldberg Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004

This Application consists of 55 pages.

UNITED STATES OF AMERICA Before the SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

Deutsche Bank AG
Taunusanlage 12
60325 Frankfurt am Main, Germany

DWS Investment Management Americas, Inc.
875 Third Avenue
New York, NY 10022

DWS International GmbH
Mainzer Landstrasse 11-17
60329 Frankfurt am Main, Germany

DWS Investments Australia Limited
Deutsche Bank Place, Level 16
CNR Hunter and Phillip Streets
Sydney, NSW 2000

RREEF America L.L.C.
222 South Riverside Plaza
Chicago, IL 60606

DWS Alternatives Global Limited
30 Fenchurch Avenue
The Willis Building
London, United Kingdom EC3M 5AD

DBX Advisors LLC
875 Third Avenue
New York, NY 10022

DWS Distributors, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Harvest Global Investments Limited
31/F One Exchange Square
8 Connaught Place
Central, Hong Kong

DWS Investments Hong Kong Limited
52/F International Commerce Centre 1
Austin Road West, Kowloon
Hong Kong

File No. 812-[     ]

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
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I.	Introduction and Summary of Application

DWS Investment Management Americas, Inc. (“DIMA”), DWS International GmbH (“DWSI”), DWS Investments Australia Limited (“DIAL”), RREEF America L.L.C. (“RREEF”), DWS Alternatives Global Limited (“DAAM Global”), DBX Advisors LLC (“DBX Advisors”), DWS Distributors, Inc. (“DDI”), Harvest Global Investments Limited (“Harvest”), DWS Investments Hong Kong Limited (“DIHK”) and Deutsche Bank AG, (the “Settling Firm”) (collectively, other than the Settling Firm, the “Fund Servicing Applicants” and, together with the Settling Firm, the “Applicants”), each hereby submits this application (“Application”) pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) a temporary order exempting them from the prohibitions imposed by Section 9(a) of the Act pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption (the “Temporary Order”) and (ii) a permanent order exempting them from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Orders”) in respect of the proceeding U.S. Commodity Futures Trading Commission v. Deutsche Bank AG, No. 1:16-CV-6544 (WHP) (S.D.N.Y.), with respect to the injunction described below involving the Settling Firm.

As set forth below, the Fund Servicing Applicants collectively serve as investment adviser (as defined in Section 2(a)(20) of the Act) to 130 management investment companies registered under the Act or series thereof (“Funds”) and as principal underwriter (as defined in Section 2(a)(29) of the Act) to 74 open-end registered investment companies under the Act (“Open-End Funds”).1 While the Settling Firm does not serve, and no existing company of which the Settling Firm is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) (other than the Fund Servicing Applicants) currently serves as an investment adviser, including sub-adviser, or depositor of any investment company registered under the Act, employees’ securities company (“ESC”) or investment company that has elected to be treated as a business development company under the Act (“BDC”), or principal underwriter for any open-end registered investment company under the Act, unit investment trust registered under the Act (“UIT”), or face-amount certificate company registered under the Act (“FACC”) (all such activities, collectively, “Fund Servicing Activities”), Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which the Settling Firm is an Affiliated Person and to any other company of which the Settling Firm may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the “Covered Persons”).2 Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

[1]	None of Applicants currently acts as investment adviser, depositor or principal underwriter to investment companies that have elected to be treated as business development companies under the Act, registered unit investment trusts or registered face-amount certificate companies.
[2]	Covered Persons may, if the Orders are granted, in the future act in any of the capacities contemplated by Section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

II.	Background
A.	Applicants

The Settling Firm, a stock corporation organized under the laws of Germany, controls DWS Group GmbH & Co. KGaA (“DWS Group”). Each of the Applicants listed below (other than Harvest) is a wholly owned subsidiary of DWS Group. Following its initial public offering in March 2018, DWS Group became a public company, listed and traded on the Frankfurt Stock Exchange, that is as of June 30, 2020 a 79.49% owned subsidiary of the Settling Firm. Together with the entities in which it has a controlling interest, the Settling Firm provides retail and private banking, corporate and transaction banking, lending, asset and wealth management products and services as well as focused investment banking to private individuals, small and medium-sized companies, corporations, governments and institutional investors. It is the leading bank in Germany with strong European roots and a global network. The Settling Firm does not serve as an investment adviser, principal underwriter, or depositor for any Fund. The Settling Firm does not engage, has not engaged, and will not engage in Fund Servicing Activities.

DIMA, a corporation organized under the laws of Delaware, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). It provides investment advisory and management services to the Funds listed on Part 1-A of Annex A, and investment sub-advisory services to the Funds listed on Part 1-B of Annex A. As of June 30, 2020, DIMA managed approximately $63.0 billion of assets of such Funds as investment adviser or sub-adviser.

DWSI, a limited liability company organized under the laws of Germany, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. It provides investment advisory services to the Funds listed on Part 2-A of Annex A, and investment sub-advisory services to the Funds listed on Part 2-B of Annex A. As of June 30, 2020, DWSI managed approximately $829 million of assets of such Funds as investment adviser or sub-adviser.

DIAL, a corporation organized under the laws of Australia, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory services to the Fund listed on Part 3-A of Annex A, investment sub-sub-advisory services to the Funds listed on Part 3-B of Annex A and investment sub-sub-sub-advisory services to the Fund listed on Part 3-C of Annex A. As of June 30, 2020, DIAL managed approximately $321 million of assets of such Funds as investment sub-adviser, sub-sub-adviser or sub-sub-sub-adviser.

RREEF, a Delaware limited liability company, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory services to the Funds listed on Part 4-A of Annex A, and investment sub-sub-advisory services to the Funds listed on Part 4-B of Annex A. As of June 30, 2020, RREEF managed approximately $5.2 billion of assets of such Funds as investment sub-adviser or sub-sub-adviser.

DAAM Global, a UK limited company, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory services to the Fund listed on Part 5-A of Annex A, investment sub-sub-advisory services to the Funds listed on Part 5-B of Annex A and investment sub-sub-sub-advisory services to the Fund listed on Part 5-C of Annex A. As of June 30, 2020, DAAM Global managed approximately $221 million of assets of such Funds as investment sub-adviser, sub-sub-adviser or sub-sub-sub-adviser.

DBX Advisors, a Delaware limited liability company, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. It provides investment advisory services to the Funds listed on Part 6 of Annex A. As of June 30, 2020, DBX Advisors managed approximately $14.8 billion of assets of such Funds as investment adviser.

DDI, a corporation organized under the laws of Delaware, is a wholly owned subsidiary of DIMA and is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It serves as principal underwriter for the Funds listed on Part 7 of Annex A. The assets under management of the Funds for which DDI serves as principal underwriter were approximately $61.5 billion as of June 30, 2020.

Harvest, a Hong Kong limited company by shares, is the wholly owned subsidiary of a joint venture of which the Settling Firm is an Affiliated Person due to its indirect minority ownership interest through a DWS Group subsidiary. Harvest is an investment adviser registered under the Advisers Act and provides investment advisory services to the Funds listed on Part 8-A of Annex A and investment sub-advisory services to the Funds listed on Part 8-B of Annex A. As of June 30, 2020, Harvest managed approximately $1.4 billion of assets of such Funds as investment adviser or sub-adviser.

DIHK, a Hong Kong limited company by shares, is a wholly owned subsidiary of DWS Group and is an investment adviser registered under the Advisers Act. It provides investment sub-advisory services to the Funds listed on Part 9 of Annex A. As of June 30, 2020, DIHK managed approximately $393 million of assets of such Funds as investment sub-adviser.

B.	The Injunction

In 2013, the CFTC implemented new strict liability rules under the Dodd-Frank Act requiring swap dealers, including the Settling Firm, to report certain data for swap transactions to a data repository. Swap transactions were not subject to reporting prior to 2013. In August 2016, the CFTC filed a lawsuit against the Settling Firm in the U.S. District Court for the Southern District of New York (the “District Court”) alleging violations of a previous CFTC order and various provisions of the Commodity Exchange Act and CFTC rules related to swap dealers and swap data reporting.

The lawsuit was filed following an inadvertent outage of the Settling Firm’s swap reporting platform in April 2016 (the “System Outage”). During the outage, which lasted for five days, the Settling Firm was unable to submit any price or transaction data to the data repository. At the time of the outage, the Settling Firm was subject to a CFTC order dated September 30, 2015, which had resolved an investigation into a prior swap reporting error. That prior order required the Settling Firm to remediate its swap data reporting program over an 18-month period. In connection with these remedial undertakings and in the midst of the 18-month period, the Settling Firm attempted to perform a maintenance upgrade to its swap reporting platform. During the upgrade process, outdated, or unsynchronized, data files were inadvertently copied from the Settling Firm’s backup platform to the main platform, which resulted in the outage. Because the backup platform was also affected, the Settling Firm was unable to promptly resume reporting after the incident as prescribed by the Settling Firm’s business continuity and disaster recovery plan. The Settling Firm promptly notified the CFTC of the System Outage and provided cooperation to the CFTC’s staff from the time of the outage through the time of the resolution of the lawsuit.

On August 18, 2016, the CFTC filed a complaint (the “Complaint”) against the Settling Firm in the District Court in a civil injunctive action captioned U.S. Commodity Futures Trading Commission v. Deutsche Bank AG. The Complaint sought injunctive and other equitable relief, as well as the imposition of civil monetary penalties, alleging (1) violations of the prior CFTC Order (“CFTC Order”); and (2) new violations of the Commodity Exchange Act (the “CEA”), 7 U.S.C. §§ 1–26 (2012), and the CFTC’s Regulations (“Regulations”) promulgated thereunder, 17 C.F.R. pts. 1–190 (2016), relating to the Settling Firm’s unintentional failure to meet its responsibilities regarding swap data reporting and its business continuity and disaster recovery plan, and a corresponding failure to diligently supervise activities relating to its swap reporting responsibilities (the “Conduct”).

The Conduct centered on the Settling Firm’s swaps reporting system and the supervision thereof and did not involve (and was not alleged by the CFTC to involve) any intentional wrongdoing on the part of the Settling Firm or its personnel.

When the Complaint was filed, the CFTC simultaneously sought—and the Settling Firm then consented to—the District Court’s appointment of an independent monitor (“Monitor”) to facilitate the Settling Firm’s compliance with its reporting responsibilities under the CFTC Order, the Act and the Regulations. On October 20, 2016, the District Court issued a Consent Order of Preliminary Injunction and Other Equitable Relief against the Settling Firm3 by which the District Court appointed the Monitor.

At the parties’ joint timely requests over more than two years, the District Court stayed the Settling Firm’s deadline to answer or otherwise respond to the Complaint while the Monitor continued his work. The Monitorship concluded on May 20, 2019 and the Monitor submitted his final report on August 3, 2019. The District Court stated that “[a]s of that date, the Monitor concluded that the Settling Firm had addressed the Monitor’s recommendations, both from technological and managerial standpoints.”4 As part of its engagement, the Monitor undertook an assessment of the Settling Firm’s governance and program management concerning swap data reporting obligations under the CEA and CFTC regulations. Among other governance committees and working groups related to CFTC swap reporting, the Monitor reviewed the Settling Firm’s implementation of a Global Derivatives Compliance Forum, which was established

[3]	Although the title of the October 20, 2016 order includes a preliminary injunction, that order does not enjoin any activity and therefore was not disqualifying under Section 9(a) of the Act.
[4]	Consent Order at 2.

to provide a centralized venue to discuss issues related to regulatory requirements of Title VII of the Dodd-Frank Act, and the policies, procedures and controls reasonably designed to ensure compliance with such requirements. Based on its review, the Monitor found that the Forum had appropriate oversight and awareness of the Settling Firm’s remediation effort.

On May 22, 2020, the Settling Firm and the Staff of the CFTC reached an agreement to resolve the litigation on a no admit or deny basis, which agreement was approved by the CFTC on June 4, 2020, subject to the approval of the District Court. On June 11, 2020, the CFTC sought the District Court’s approval by filing an unopposed motion with the Court for entry of a judgment against the Settling Firm (the “Consent Order”), without admitting or denying the allegations in the Complaint or any findings or conclusions of the Consent Order, except as to jurisdiction and venue, which was admitted. On June 17, 2020, the District Court entered the Consent Order (i) ordering the Settling Firm to comply with the CFTC Order and (ii) permanently enjoining the Settling Firm from violating, among other provisions, Section 2(a)(13)(F) and (G) of the Act, 7 U.S.C. §§ 2(a)(13)(F), (G) (2018) (for failing to comply with the swap data reporting requirements) (the “Injunction”).5 The Consent Order also requires the Settling Firm to pay a civil monetary penalty in the amount of $9,000,000.

Prior to June 17, 2020, the Fund Servicing Applicants were not aware that the Settling Firm and the CFTC were negotiating a settlement that would result in the Consent Order including the Injunction that could cause an automatic disqualification under Section 9(a) of the Act, as described below. Shortly after the Injunction was entered, the Fund Servicing Applicants became aware of its entry and concluded that it had caused them to be disqualified from providing Fund Servicing Activities under Section 9(a). Upon learning of the terms of the Consent Order and the potential consequences of the Injunction under Section 9(a), the Applicants promptly contacted the staff of the Commission and prepared this Application for the Orders.

III.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act, or as a principal underwriter for any registered open-end investment company, UIT, or FACC, if the person:

by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser, municipal securities dealer, government securities broker, government securities dealer, [or] bank .. . . or as

[5]	Specifically, the Consent Order enjoins Deutsche Bank from violating: (a) Section 2(a)(13)(F) and (G) of the Act, 7 U.S.C. §§ 2(a)(13)(F), (G) (2018), and Regulations 43.3(a), 43.4(a), 45.3(b)(1)(i) and (c), 45.4(a), and 45.4(d)(1)(i) and (d)(2)(i), 17 C.F.R. §§ 43.3(a), 43.4(a), 45.3(b)(1)(i), (c), 45.4(a), and 45.4(d)(1)(i), (2)(i) (2019), by failing to comply with the swap data reporting requirements; (b) Regulation 45.6, 17 C.F.R. § 45.6 (2019), by failing to report swap data with valid legal entity identifiers; (c) Regulation 45.14(a), 17 C.F.R. § 45.14(a) (2019), by failing to correct errors and omissions in previously reported swap data; (d) Regulation 23.602, 17 C.F.R. § 23.602 (2019), by failing to supervise its swap data reporting processes; and (e) Regulation 23.603, 17 C.F.R. 23.603 (2019), by failing to have an adequate business continuity disaster recovery plan.

an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any Affiliated Person of which is disqualified under the provisions of Section 9(a)(2). An Affiliated Person includes “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

The Injunction results in the disqualification of the Settling Firm from acting in the capacities specified in Section 9(a)(2) because the Settling Firm is permanently enjoined by the District Court from engaging in or continuing certain conduct or practices in connection with its activity and status as a person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity. The Settling Firm does not currently serve Funds in any of the capacities specified in Section 9(a).

Further, the Injunction would also result in the disqualification of the Fund Servicing Applicants under Section 9(a)(3) because, as noted above, it would enjoin the Settling Firm from engaging in or continuing certain conduct or practices in which its activity and status as a person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity; and, each of the Fund Servicing Applicants is, or may be considered to be, under common control with the Settling Firm and is, therefore, an Affiliated Person of the Settling Firm. In sum, taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of precluding each of the Fund Servicing Applicants from providing Fund Servicing Activities.

Section 9(c) of the Act provides that: “[t]he Commission shall by order grant such application, either unconditionally or on an appropriate temporary or other conditional basis, if it is established [i] that the prohibitions of subsection (a), as applied to such person, are unduly or disproportionately severe or [ii] that the conduct of such person has been such as not to make it against the public interest or protection of investors to grant such application”. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on: whether the parties seeking relief had any involvement in the conduct that serves as the basis for the disqualification under Section 9(a) and whether such conduct has been remedied.6

As a result of the Injunction, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of each of the Applicants and Covered Persons to (as applicable) continue to provide, and to provide in the future, Fund Servicing Activities, the Applicants respectfully request that the Commission grant the Orders.

[6]	See Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

IV.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, Applicants assert that (i) the prohibitions of Section 9(a), if applied to the Fund Servicing Applicants, would be unduly or disproportionately severe and (ii) the Conduct did not constitute conduct that would make it against the public interest or protection of investors to issue the Orders. In support of this assertion, the Applicants assert the following:

A.	Limited Scope of the Misconduct

The Conduct giving rise to the Injunction did not in any way involve any of the Fund Servicing Applicants acting in their capacity as investment adviser, sub-adviser or depositor to any Fund, ESC, or BDC or in the capacity of principal underwriter for any Open-End Fund, UIT or FACC. The Applicants represent that the Conduct similarly did not involve any Fund, ESC, or BDC with respect to which the Fund Servicing Applicants engaged in Fund Servicing Activities. The effect of the statutory bar under Section 9(a) upon the Fund Servicing Applicants would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new advisers and distributors. Barring the Fund Servicing Applicants from providing Fund Servicing Activities as the result of the Settling Firm’s failure to comply with certain requirements of the CEA, in which the Fund Servicing Applicants were not involved, would be an unduly severe and disproportionately harsh result.

Moreover, the Settling Firm has undertaken significant remedial measures in response to the Conduct, as described in Section IV.F. Given these remedial measures, it would not be against the public interest or protection of investors to issue the Orders.

The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like the Applicants. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of the Fund Servicing Applicants has not been such so as to make it against the public interest or the protection of investors to grant the Application.

[7]	Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

B.	Hardships on the Funds and Their Shareholders

The inability of DIMA, DWSI, DIAL, RREEF, DAAM Global, DBX Advisors, Harvest and DIHK (together, the “Adviser Applicants”) to continue providing advisory and sub-advisory services to Funds would result in such Funds and their shareholders facing potential hardship. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Adviser Applicants because those disqualifications would deprive the Funds of the advisory or sub-advisory services that shareholders expected the Funds would receive when they decided to invest in the Funds. Such services are extensive and may include (depending on the particular Fund) responsibility for the day-to-day operations, business and affairs of the Funds and various investment management and supervisory services, such as making decisions on the purchase and sale of portfolio securities and monitoring performance. Many Applicants have longstanding relationships with the Funds and each Adviser Applicant has developed a familiarity and expertise with a particular Fund’s operations; replacing the Adviser Applicants with another adviser would result in inefficiencies and potential investment losses during a transition period. Further, a replacement adviser may not be willing to provide the same services for the same fees that an Adviser Applicant currently provides.

Uncertainty caused by prohibiting the Adviser Applicants that currently serve as investment advisers to Funds from continuing to serve the Funds in an advisory or sub-advisory capacity would disrupt investment strategies and might result in large net redemptions of shares of the Funds, which could frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders. In addition, disqualifying the Adviser Applicants could result in substantial costs because of the need to obtain shareholder approvals of new investment advisory or sub-advisory agreements with a new adviser or sub-adviser. The costs of obtaining such approvals could be substantial and would include: (1) the costs of identifying a suitable successor investment adviser or sub-adviser; (2) the costs of calling a special meeting of the boards of directors/trustees of the Funds; (3) the costs of preparing, printing and mailing proxy materials to all shareholders; (4) the cost of actively soliciting shareholder proxies and tabulating those proxies; and (5) the costs of holding the shareholder meetings. The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be a disproportionately severe consequence given that the Fund Servicing Applicants were not involved in the Conduct.

Moreover, shares of the Funds are held by participants in many defined contribution plans. Disqualifying the Adviser Applicants could result in disproportionately severe hardship to these participants, as defined contribution plans often have only a few or only one investment option per asset class, and participants may not be able to switch to a suitable replacement fund. Plan trustees also would incur additional time and expense in selecting a replacement Fund. The prohibitions of Section 9(a) could therefore harm defined contribution plan participants disproportionately compared to the harm caused to shareholders outside of such a plan.

Similarly, the inability of DDI (the “Underwriter”) to continue to serve as principal underwriter to Funds would result in potential hardship to such Funds and their shareholders. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Underwriter because to do so would deprive the shareholders of those Funds of services they selected in investing in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute principal underwriters, which may not, in any event, be able to replicate the selling network established by the Underwriter. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

C.	Adverse Effect on Fund Servicing Applicants

If the Adviser Applicants were barred under Section 9(a) from providing investment advisory services to Funds now or in the future, and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe. The Adviser Applicants have committed substantial resources to establishing expertise in advising and sub-advising Funds. Without relief under Section 9(c), the Adviser Applicants would be prevented from offering advisory services that represent a valuable part of the total financial services they offer. As of June 30, 2020, the Adviser Applicants had more than $383 billion in assets under management, and the Funds represent over $79.3 billion of those assets.8 Prohibiting the Adviser Applicants from providing advisory or sub-advisory services to the Funds would not only adversely affect their business, but would also adversely affect their employees that are involved in these activities. The Fund Servicing Applicants employ numerous employees who are involved in the provision of advisory and underwriting services to the Funds. Taken together with fund administration employees (virtually all of whom are employed by DIMA or DDI) who would be similarly affected, over 800 employees of the Fund Servicing Applicants would be impacted. The Adviser Applicants also have committed an extensive amount of capital to support their advisory and sub-advisory business. For these reasons, the imposition of the Section 9(a) disqualification on the Adviser Applicants would be unduly and disproportionately severe.

Similarly, if the Underwriter was barred under Section 9(a) from continuing to provide underwriting services to the Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be severe. The Underwriter has committed substantial resources to establishing expertise in underwriting the securities of Funds. Prohibiting the Underwriter from serving as principal underwriter to the Funds would not only adversely affect its current business, but also its employees that are involved in these activities. The Underwriter has committed an extensive amount of capital to support its underwriting activities. For these reasons, the imposition of the Section 9(a) disqualification on the Underwriter would be unduly and disproportionately severe.

Finally, disqualifying the Fund Servicing Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given that the Fund Servicing Applicants were not involved in the Conduct, and taking into account the remedial actions that the Settling Firm has taken and will take to address the Conduct.

[8]	Note that this number is smaller than the sum of the assets under management in Section II.A. because of the overlapping investment advisory and sub-advisory relationships among Adviser Applicants with respect to certain of the Funds.

D.	Absence of Any Connection Between the Misconduct and Applicants’ Fund Servicing Activities

The Conduct did not involve any of the Fund Servicing Applicants acting in the capacity of investment adviser, sub-adviser, sub-sub-adviser, sub-sub-sub-adviser or principal underwriter for any Fund. Additionally, the Conduct did not involve any Fund for which a Fund Servicing Applicant provided Fund Servicing Activities. The Complaint did not allege, nor did the Consent Order find, any involvement of Funds, Fund assets, or Fund Servicing Applicants in the Conduct. The Settling Firm does not serve in any of the capacities described in Section 9(a) of the Act. In addition, the Funds did not at the time of the Conduct and do not enter into swap transactions with the Settling Firm. Therefore, the Fund Servicing Applicants believe that the conduct of the Fund Servicing Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from Section 9(a).

E.	No Involvement of Fund Servicing Applicants’ Personnel

The Applicants state that (i) none of the Fund Servicing Applicants’ current or former directors, officers or employees had any involvement in the Conduct and (ii) the personnel who were involved in the Conduct (or who may be subsequently identified by the Applicants as having been involved in the Conduct) have never had, do not currently have and will not in the future have, any involvement in providing Fund Servicing Activities at a Covered Person.9 Because the Conduct did not involve the performance of Fund Servicing Activities and the personnel of the Fund Servicing Applicants involved in Fund Servicing Activities did not have any involvement in the Conduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Fund Servicing Applicants were not affected in any way. Accordingly, it would not be against the public interest or the protection of investors for the Commission to grant the Orders.

F.	Remedial Actions to Address the Misconduct
1.	Global Actions

(a)       Senior Management Efforts

The Settling Firm recognizes that establishing and maintaining a culture of compliance is critical to its strategic success. To this end, starting in 2017, in order to set the right “tone from the top” and foster a culture of compliance, it has established specific governance around culture and ethical conduct. The program was formalized with the establishment of the Culture, Integrity and Conduct Committee (“CIC Committee”) in 2018 as a formal committee of the Settling Firm’s Management Board. The CIC Committee has a mandate to provide a sustained focus on all aspects of the Settling Firm’s culture by overseeing the implementation and ongoing management of the Culture, Integrity and Conduct (“CIC”) framework. The CIC framework defines, communicates and reinforces cultural aspirations and behaviors, and embeds a culture of

[9]	Internal counsel and human resources personnel confirmed that the Conduct did not involve any Fund by confirming that the individuals involved with the Conduct were not and are not officers, directors, or employees (and in the case of DWS, associated persons) of any Fund Servicing Applicant and had no involvement with Fund Servicing Activities.

sustainable performance that reflects strong compliance and the Settling Firm’s core values across all geographies, businesses and infrastructure functions within the Settling Firm. Each of the Settling Firm’s divisions and functions is responsible for driving culture across the organization through developing and implementing annual CIC plans, tailored to the needs of the particular division or function, which are also required to incorporate global themes and messaging to better embed the firm-wide CIC goals.

(b)       Compliance Generally

As set forth above, management is responsible for fostering a culture of integrity and compliance that views adherence to laws, regulations, rules, codes, standards, policies and procedures (including the Settling Firm’s Code of Conduct) and best business practices as integral to the Settling Firm’s success. The Settling Firm has established a permanent and independent group-wide Compliance Department headed by a Head of Compliance. The Compliance Department performs an independent, second level control function that protects the Settling Firm’s license to operate by promoting and enforcing compliance with the law and driving a culture of compliance and ethical conduct.

The CIC program operates in conjunction with the Settling Firm’s Compliance Department and other control functions to reinforce the organization’s values, as articulated in its Code of Conduct, and desired outcomes. Under German law, the Settling Firm’s Compliance Department is required to be an independent function, which is adequately funded, and reports directly to a Management Board Member. The Settling Firm has worked over the last few years to strengthen its Compliance frameworks, programs and processes and to improve controls and reduce risk. This has included significant focus on enhancing its abilities to detect and mitigate compliance risk, including through streamlining processes and further digitalization of technology to improve effectiveness and capture efficiencies. Further enhancements in line with the Settling Firm’s commitment to compliance have been informed by a review that commenced in late 2016, followed by an extensive remediation globally of controls, procedures and training related to Compliance Surveillance.

Among such efforts, the Settling Firm is focused on leveraging opportunities and synergies among Compliance, Anti-Financial Crime (“AFC”) and Non-Financial Risk Management (“NFRM”). Further collaboration seeks to enhance the effectiveness of all functions by leveraging best practices and depth of leadership, with a shared joint vision to protect the Settling Firm’s license to operate and instill a culture of risk awareness that focuses on safety and soundness, ethical conduct, compliance with law and long term shareholder value. This collaboration has included integrated risk assessment processes across AFC, Compliance, and NFRM, expanded modeling and analytics across NFRM and AFC, firm-wide control assurance, optimized firm-wide training management and e-training, enhanced management information and reporting, data standards for technology, and consolidated AFC and Compliance teams in countries.

As Compliance-related issues are identified, they are brought to the attention of the affected or appropriate Compliance area(s), senior management, and Boards (as appropriate) in accordance with established escalation procedures.

The Settling Firm regularly evaluates its compliance program and associated functions and expects to make additional changes over time, as necessary and appropriate.

The Compliance Department promotes and facilitates a culture of integrity and compliance through:

Global, Regional and Local Compliance Policies

The Compliance Department is responsible for creation and issuance of global, regional and local Compliance guidelines, policies, procedures and frameworks. The Settling Firm seeks to ensure that employees are appropriately trained on: new and revised significant Compliance Department covered laws, regulations, rules, codes, standards, policies and procedures; matters that have been identified as requiring training through the results of monitoring and assessing Compliance Risks applicable to them; and lessons learned from events or incidents that have occurred to avoid similar events or incidents recurring in the future.

Providing Guidance and Setting Standards

The Compliance Department is responsible for providing ongoing guidance, support, advice and challenge on both a proactive and responsive basis with respect to existing laws, regulations, rules, codes, standards, policies and procedures under its remit to business, infrastructure groups and senior management. The Compliance Department is also involved in providing guidance on significant compliance and reputational issues, including through representation on various committees.

Conducting Surveillance and Testing on Compliance Risk

The Compliance Department is responsible for undertaking monitoring and surveillance of the Settling Firm’s businesses in connection with those risk types under its remit, with the focus of the surveillance activities around market abuse. The Compliance Department also conducts assurance testing to assess the adequacy and effectiveness of the business control environment to manage compliance risks and adherence to applicable regulations and policies. Material issues identified through monitoring and surveillance and testing are escalated to relevant management, and governing bodies.

Compliance testing prepares an annual testing plan, which is subject to approval by the Compliance Executive Committee and may be amended from time to time throughout the year. Compliance Testing is risk based, i.e., Compliance Testing is not required to test all compliance risks, businesses or locations in a specified cycle. Instead, the risk-based annual testing program is informed by a number of factors that are deemed pertinent by Compliance Testing, including the results of the MaComp Risk Assessment (described below), changes in regulatory requirements, regulatory focus, external and internal events/findings, requests by Business Line Compliance personnel and/or the businesses, and other factors. The annual testing program will also include the complaints handling process and certain mandatory testing that may be required by a particular country’s laws or arising out of a settlement with enforcement authorities, e.g., in respect of certain benchmarks.

Following its review, Compliance Testing issues a report summarizing the testing performed and any findings. Where issues are identified, Compliance Testing advises on the appropriateness of remedial action to improve the business control environment to manage the Compliance Risk and tracks the closure of the remedial action.

(c)       Compliance Training; Firm Communications

The guiding principle of the Settling Firm’s regulatory training program is to drive positive conduct, reduce misconduct, and enhance ethical decision making and a “Speak Up” culture, and provide training for staff of the Settling Firm’s policies and applicable regulatory requirements. Compliance training programs across a variety of areas have been significantly enhanced since 2018. A variety of training courses cover different types of conduct such as personal and business conduct.

Global training and communication themes are reviewed annually and the themes identified by CIC for the 2018 / 2019 and 2019 / 2020 plans included (1) speak up/listen up training for managers, (2) market conduct training, and (3) manager led discussions of ethical gray areas. The Settling Firm also conducted a firmwide communications campaign to encourage staff to “speak up”, branding the program “Be on the Right Side”, which included posters, intranet communications, and “Tower Talks” by the Management Board members on Speaking Up and importance of integrity in employees’ day to day dealings with the Settling Firm’s clients, the markets and each other.

Specifically, a global, standalone, eLearning course on the Settling Firm’s Code of Conduct was rolled out to all staff globally beginning in December 2018. The Settling Firm’s Code of Conduct articulates the firm’s core values and that employees must conduct themselves ethically, with integrity, in accordance with policies, procedures and applicable laws and regulations. This training was completed by all staff on a mandatory basis with non-completion carrying red flag sanctions for the employee. In cases where there are a number of red flags issued to employees, this can lead to “tone at the top” red flags being assigned to supervisors. Refresher training on the Code of Conduct is expected to be developed for deployment in 2021.

Another key training is an interactive and scenario-based classroom program led by Compliance and senior business leaders on Market Conduct & Integrity. This program, which began in the fourth quarter of 2018 and is continuing, targeted higher risk business areas in Markets, Corporate Finance, Global Transaction Bank, and Wealth Management.

Additionally, the Settling Firm offers a mandatory online course on the Essentials of Market Abuse and Antitrust, which is administered on a global basis. The aim of this training program is to (i) make sure that employees at all levels are familiar with applicable market conduct and antitrust laws, rules and regulations, (ii) help the employee understand the basic concepts of market conduct and antitrust rules and the limitations that they can impose on their activities, and (iii) explain how to identify and promptly escalate activities or conduct which could pose a risk to them and the Settling Firm.

Finally, mandatory courses include consistent messaging about the importance of a strong “Speak Up” culture and proper conduct, and provide employees with details of how to identify, escalate and address concerns.

For future launch, the Settling Firm is preparing a global mandatory eLearning on “Risk Awareness,” including a focus on manager responsibilities and the importance of fostering a positive “Speak Up” culture. This mandatory course is scheduled for rollout in the fourth quarter of 2020.

(d)       Compliance Resources and Technology

Recent enhancements to the Settling Firm’s Compliance programs have occurred against the backdrop of efforts to manage costs and create efficiencies within short timeframes to be responsive to budgetary targets requested by its Management Board. Despite these organization-wide budgetary constraints, the Settling Firm has acted to achieve cost targets without affecting Compliance’s ability to execute its overall Compliance program and meeting its regulatory obligations. Under German law, the Compliance Department is required to conduct an impact assessment of any proposed reduction in its budget. Compliance has demonstrated to regulators and external auditors that reductions in headcount for discontinued businesses and better alignment of teams to businesses, upgrade in personnel, leverage of double-hatting, giving up open headcount and leverage of efficiencies created through digitalization, streamlining and simplification of processes, have not to date compromised its Compliance program and processes. The Settling Firm believes Compliance’s focus on enhancing the technology that supports its processes, including its digitalization and streamlining efforts, has largely to date made its processes more effective, not merely more efficient. In line with these objectives, the Settling Firm expects its Change-the-Bank Compliance Technology budget for 2021 to be consistent with 2019 and 2020.

Compliance Technology supports eight key areas: trade, e-communication and voice surveillance; employee compliance; position reporting; control room; unauthorized activity principal trading activities; data management and application development & compliance. The 2020 Change-the-Bank Compliance Technology budget across these areas was €20.8 million.

(e)       Process for Risk Monitoring and Identification

The Compliance Department fulfils its charter by assisting the businesses and working with other infrastructure functions and regulators to establish and maintain a risk-based approach to the management of the Settling Firm’s Compliance risks in accordance with the Settling Firm’s risk appetite statement and to help the Settling Firm detect, mitigate and prevent breaches of laws and regulations.

The Settling Firm’s compliance programs and processes – such as monitoring and surveillance, Control Room, Employee Compliance, Compliance Testing, Business Line Compliance, Compliance Surveillance and Risk Assessments – establish a coordinated process designed to manage the risks of non-adherence with laws, regulations, rules, expectations of regulators, the standards of self-regulatory organizations, and codes of conduct/ethics in connection with the Settling Firm’s regulated activities (collectively, “Rules”). Monitoring is aimed to assess on a regular basis the adequacy and effectiveness of first line of defense control processes, where failure to comply with one or more Rules presents significant compliance risk, either in terms of the likelihood of a violation of a Rule or the potential impact of such a violation.

The Compliance Department conducts two risk assessments mandated by the Settling Firm’s primary regulator, the German Federal Financial Supervisory Authority (“BaFin”): MaComp (Minimum Requirements for Compliance) and MaRisk (Minimum Requirements for Risk Management). They are collectively known as the Compliance Risk Assessments. The Risk Assessment process provides a structured approach to assessing and documenting compliance risk across the Settling Firm’s global businesses. Through its risk assessments, the Compliance Department determines the risk profile of the Settling Firm for the areas covered by these risk assessments. The risk profile is based on the nature, scale and complexity of the investment services and ancillary investment services offered, as well as the types of financial instruments traded and distributed. In addition to the BaFin mandated risk assessments, additional region specific risk assessment requirements may exist, for example, the U.S. Rules Based Assessment.

(f)       DWS Group-Specific Actions

Following its IPO in March 2018, the Applicants that are wholly owned subsidiaries of DWS Group (collectively, “DWS”) adopted all Settling Firm policies and procedures including those in relation to Compliance and NFRM and have, therefore, generally been included within and have adopted the Settling Firm’s Compliance and NFRM Program, and benefited from the initiatives, described above. DWS continues to rely on the Settling Firm for certain compliance services pursuant to service level agreements put in place in connection with the IPO. DWS is committed to a strong “tone from the top” messaging and has implemented a number of employee training programs intended to promote a strong culture of compliance. For example, DWS management has supported the provision of a Conduct and Integrity Training which was rolled out in 2019 and will continue in 2020 focusing on Speak Up Culture.

DWS monitors, identifies and addresses compliance risks through the annual risk assessment described in Section IV.F.(1)(e) above. Additionally, DWS employs certain key controls including, but not limited to, trade surveillance (e.g., to identify any instances of potential trading on price sensitive information), E-Communications surveillance, best execution monitoring, new product assessments and a conflicts of interest framework that includes a robust code of ethics. Recent improvements to DWS controls include enhancing the trade surveillance tools designed to detect front running and pre-arranged trading, and improving the DWS code of ethics monitoring processes to prevent conflicts between client accounts and personal trading activity of access persons. DWS Compliance has also collaborated with the business to develop and enhance global controls for monitoring best execution which are tailored to the risks of each asset class. DWS Compliance provides reporting and escalates significant issues to the DWS Operating Committees, Legal Entity Boards, Funds Boards and Risk Committees. DWS key control functions heads (including Compliance) have reporting lines into the senior key control function personnel in the Settling Firm, thereby facilitating escalation and resolution of such significant issues.

(g)       Further Steps to Foster a Culture of Compliance

Each of the Applicants will review what further steps it may take to foster a culture of compliance, and a report on the results of such reviews will be reflected in the report required by Condition 5 in Section IV.I below.

2.	Actions to Improve Swap Reporting Systems and Procedures

The Court appointed the Monitor in October 2016, and the Monitorship ended in May 2019. According to the Consent Order, “the Monitor concluded that [the Settling Firm] had addressed the Monitor’s recommendations, both from technological and managerial standpoints.” Over a four-year period from 2015 to 2019, the Settling Firm engaged in extensive remediation of its swap reporting systems and procedures. On its own initiative, or in response to the Monitor’s recommendations, the Settling Firm undertook and completed numerous remedial projects related to swap reporting. Some of the most significant remedial projects include:

Enhanced Control Framework.. The Settling Firm’s Regulatory Operations designed an enhanced control framework to better monitor and audit swap reporting to improve completeness, accuracy, and timelines. Consistent with the Monitor’s recommendation, the Settling Firm prioritized and provided sufficient resources to complete this project, as this control framework is important for the Settling Firm’s visibility into the accuracy, timeliness, and completion of its swap reporting, and to identify and remediate future reporting problems. The control framework provides the Settling Firm additional visibility and implements operational processes over specific aspects of swap reporting accuracy, completeness, and timeliness, including, for example, information on whether: (i) other parties have reported trades when the Settling Firm is not the reporting party; (ii) the Settling Firm has submitted all required swap data under the CFTC’s reporting rules; and (iii) there is any data loss when the swap reporting data is processed by the Settling Firm’s reporting platform.

Metrics are gathered daily and reviewed by regulatory operations on an intraday and T+1 basis, as appropriate based upon the CFTC reporting requirements. Failed submissions are promptly investigated by Regulatory Operations, which has an established regulatory reporting escalation matrix to determine whether an issue is material in nature and requires escalation, and sets out escalation tracks. This matrix ensures that incidents are consistently addressed and appropriately escalated to the right audience and seniority level. When an incident is identified, it is prioritized into one of three priority categories based on its attributes and their severity (late reporting, impact on a large number of trades, delay in identification/remediation). A governance framework sets out the reporting lines for each of these priority levels (i.e., a top priority issue is escalated to senior management including the Management Board members responsible for the Chief Operating Office and Divisional Control and Regulatory Oversight while a lower priority issue will first be escalated to operations and compliance personnel).

All escalated issues are assigned an action plan and tracked to closure. Issue resolution takes a number of forms including changes to procedures, review of data quality or technical adjustments.

The Settling Firm performs two key controls on the swap data it provides to the swap data repository. First, internal quality assurance is performed quarterly to validate the accuracy of reporting to the swap data repository by using scenario-based testing. This is an independent end-to-end check of reporting from the point of data capture to the report sent to the regulators to confirm on a sample basis that key fields are being reported on a complete, accurate and timely basis. A major consulting firm was engaged in 2016 to enhance the design and build out the Settling Firm’s strategic quality assurance controls. Specifically, this testing selects a date range and tests a subset of the relevant data across that range such that it represents 95% of the volume of the Settling Firm for the relevant quarter.

Second, independent validation checks are performed quarterly on the Settling Firm’s reporting submissions by an external vendor widely used in the industry, covering accuracy and validity for all reportable attributes. This control was introduced at the end of 2019 to ensure data quality and increase the Settling Firm’s confidence in overall regulatory reporting. For this testing, the vendor selects a narrower date range than is used for the internal testing, but tests all trades and all attributes of such trades during that date range. This helps ensure data quality and increase the Settling Firm’s confidence in overall regulatory reporting.

Any issues identified from either of these processes feed into the tracking and escalation mechanism discussed above for closure. Any identified errors are investigated and if validated are remediated, which may include revisions to prior reporting.

Automation of Control Processes. The Settling Firm devoted additional resources to implement automated solutions for monitoring and reviewing the quality of its swap reporting data. At various points in time, the Settling Firm on a daily basis could process between 200,000 to 300,000 trades required to be reported under CFTC rules. Automation of processes included, for example, the daily review of the data repository’s response messages and daily reconciliation of reported data against data maintained in the reporting platform. For example, a daily monitoring report of acceptance rate by the swap data repository is distributed to and reviewed by the Management Board member responsible for the Chief Operating Office. This report shows the number of trades reported to the repository, the number accepted and rejected, and data related to error correction on rejected reports.

Back-reporting Errors and Omissions. During the summer and fall of 2016, the Settling Firm successfully reported the swap data that were omitted during the five-day reporting platform outage in April 2016, which totaled approximately 611,000 trades. Subsequently, as the Consent Order noted, the Settling Firm “also backreported tens of thousands of historic or ‘dead’ swaps that had been previously omitted due to errors in its swap data reporting systems.”

Hardware Capacity Management. To remediate hardware capacity management and other related issues, the Settling Firm migrated its swap reporting database server from a UNIX platform to the Oracle Exadata platform in October 2016. The migration to Exadata improved overall performance, mitigated aging hardware risks and remediated capacity issues associated with the legacy infrastructure. In addition to the implementation of the Exadata platform, the Settling Firm adopted additional tools and improved regular monitoring and alert capabilities to better identify and escalate hardware issues for remediation. These monitoring and alert capabilities have been tested in instances of hardware faults where monitoring immediately alerted the staff of the issue and the production environment was moved to a standby system within minutes.

Enhanced Test Environment. The Settling Firm enhanced the quality of its test environment to approximate more closely the production environment. The test environment replicates the production environment to ensure accurate testing results and to reflect how potential software changes will affect the production environment. Any change to the production environment, for example a software change to the reporting platform or application of a patch to the software it is built upon, is always tested in the test environment before it is rolled out to the production environment. The test environment has been significantly enhanced to ensure that “production parallel” testing can emulate these tests under conditions similar to the data and volumes of the production environment.

Improved Client On-Boarding Processes. In 2017, the Settling Firm replaced a decentralized on-boarding model for collecting client reference data with a client on-boarding platform designed to on-board new clients via a standardized process in which the same requisite information is obtained for new clients. Transition to the new platform remediated issues with the prior process to manually identify and remediate reference data issues.

Enhanced Training and Oversight of Issue Escalation. The Settling Firm implemented additional training and enhanced policies and procedures to address issues associated with the timeliness and adequacy of escalation of swap reporting issues within the Settling Firm. Refresher training is also provided periodically regarding escalation procedures.

Increased Automation of Incident Tickets. The Settling Firm implemented a mechanism to automate incident ticket creation based on certain events to mitigate the risk of delays and human error in the manual creation of incident tickets. In 2018, an average of 27.9 percent of the swap reporting platform’s incident tickets were automatically created. By August 2020, that percentage had risen to 72 percent. In addition, the Settling Firm has implemented additional controls to flag all unassigned incident tickets to mitigate the risk that automatically created incidents are not timely addressed. If a ticket is not addressed within a week, it is automatically escalated to the Client Service Manager (the lead of support function for the area).

Enhanced Business Continuity and Disaster Recovery Capabilities for Swap Data Reporting. In response to a Monitor recommendation, the Settling Firm introduced a more efficient process to log all disaster recovery issues, including technical and non-technical issues, in a single tracking tool. In addition, the Settling Firm updated its policy to require that successful disaster recovery testing be evidenced before changes can be made on a production environment. The Settling Firm also updated its policies to reflect the disaster recovery awareness training required within the firm. The swap data reporting platform undergoes disaster recovery testing twice annually and has passed all of its tests since 2016.

In addition, the Settling Firm demonstrated to the Monitor its restore testing capabilities for the servers that provide database services and services required for IT infrastructure for the swap reporting platform. The Settling Firm demonstrated to the Monitor its capacity to conduct server backup and restore testing of its reporting platform, including server configuration backup, completely rebuilding a new server, restoring the reporting platform server configuration, comparing the original reporting platform server configuration against the newly rebuilt server, and successful testing to ensure that the reporting platform application is functional post-restore.

3.	Actions Relating to Identifying and Addressing Collateral Consequences of Settlements

The Settling Firm has an established process in its centralized global litigation and regulatory group for considering potential collateral consequences associated with the settlement of matters involving U.S. regulators and law enforcement authorities. Although the Settling Firm worked with outside counsel to confirm no collateral consequences would be triggered by a separate CFTC settlement (involving alleged spoofing of certain U.S. Treasury futures contracts in 2013) announced on the same day as the issuance of the Injunction, a similar collateral consequences analysis was not conducted in connection with the matter that resulted in the Injunction. As discussed in more detail in Section II.B., that was a civil matter involving allegations of unintentional violations of CFTC rules and was the subject of a prior 2015 CFTC administrative order issued against the Settling Firm that did not trigger any relevant disqualifications. The potential of a similar matter being settled by a court order resulting in the issuance of the Injunction, which would trigger a collateral consequence under Section 9(a) of the Act was, unfortunately, not considered.

As a result of this matter, the Settling Firm recently enhanced its existing settlement procedures to require the engagement of outside counsel to complete a collateral consequences analysis in advance of all anticipated settlements with regulators and law enforcement authorities, regardless of the form of resolution. This is intended to ensure that any potential disqualifications are promptly identified and proactively addressed. In addition, the Settling Firm’s legal and regulatory group will: (i) conduct an internal review of its settlement procedures and the operation thereof, including a review of its recently enhanced process requiring engagement of outside counsel to complete an assessment of potential collateral consequences of anticipated settlements with regulators and law enforcement authorities, (ii) consider if there are areas for further improvement of such recently enhanced settlement procedures and collateral consequences assessment process; and (iii) submit its findings/recommendations to the chief executive officer of the Settling Firm. The timing of the internal review will be consistent with the Settling Firm’s delivery of the report required by Condition 5(i) in Section IV.I below.

Due to the foregoing remedial actions, it would not be against the public interest or protection of investors to grant the Orders.

G.	Actions Taken with Respect to the Funds

Shortly after June 17, 2020, the date on which the Consent Order was entered, the Fund Servicing Applicants became aware that the entry of the Consent Order had caused them to be disqualified from providing Fund Servicing Activities under Section 9(a). Upon learning of the terms of the Consent Order and the potential consequences thereof under Section 9(a), the Applicants promptly contacted the Boards, the primary investment advisers, or the administrator of the Funds, as described below.

To provide the Commission further assurance that granting the Orders would be consistent with the public interest and the protection of investors, the relevant Fund Servicing Applicants (other than Harvest, as discussed below) participated in telephonic meetings of each of the Boards of the Funds for which the Fund Servicing Applicants serve as the primary investment adviser and/or principal underwriter, as indicated in Appendix A, during the week of June 21, 2020. Prior to or at these meetings, written materials were provided to each Board, including those directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act (the “Independent Directors”) and, where relevant, their independent legal counsel as defined in Rule 0-1(a)(6) under the Act. The materials described the Conduct, the Consent Order, the disqualification under Section 9(a) of the Act, and the process for obtaining exemptive relief under Section 9(c) of the Act. In the course of the respective meetings, each Board was, among other things, apprised of the consequences to the relevant Fund Servicing Applicants under the Act as a result of the issuance of the Consent Order.

With respect to the Funds for which any of the Adviser Applicants (other than Harvest) serve as the primary investment adviser or principal underwriter, as indicated in Appendix A, the respective Boards, including the Independent Directors of the Boards, by a unanimous vote of those present (including all of the Independent Directors of each Board) determined that the circumstances giving rise to the entry of the Consent Order do not adversely affect the capability of the Adviser Applicants or (for open-end Funds) the Underwriter to provide investment advisory or principal underwriting services to the respective Funds, or diminishes the nature, extent, quality or value of the services already provided to the respective Funds, and affirmed the desire of the respective Boards for the respective Funds to continue to receive investment management and principal underwriting services from the Adviser Applicants and the Underwriter, respectively.

With respect to each of the Funds for which a Fund Servicing Applicant is not the primary investment adviser, the Fund Servicing Applicants normally communicate directly with the primary investment adviser rather than directly with the Board of that Fund. With respect to the two Funds advised by Harvest, communications are normally with the administrator of the Funds for which Harvest serves as primary investment adviser rather than directly with the Board of those Funds. Accordingly, during the week of June 21, 2020 (or, in the case of Harvest, on June 29, 2020), the relevant Fund Servicing Applicants contacted the primary investment advisers or the administrator for each of such Funds and provided the primary investment advisers or the administrator with written materials, including a memorandum addressed to the relevant Fund Boards that described the Conduct, the Consent Order, the disqualification under Section 9(a) of the Act, the process for obtaining exemptive relief under Section 9(c) of the Act, and the consequences to the relevant Fund Servicing Applicants under the Act as a result of the issuance of the Consent Order. The Fund Servicing Applicants have also conducted discussions with various primary investment advisers (or, in the case of Harvest, the administrator) both at their request and based on direct outreach by the Fund Servicing Applicants, have responded to questions from Fund counsel and counsel to the Independent Directors of certain of the Funds, and are prepared to meet with the Boards of such Funds and their representatives (including Fund counsel and counsel to the Independent Directors), as requested. Harvest, together with a representative of DWS Group, met with the Board of the Funds it advises at the Board’s meeting on August 18, 2020. None of such Funds, their primary investment advisers or the administrator of the Funds advised by Harvest has requested that the Fund Servicing Applicants cease providing advisory or sub-advisory services.

The Fund Servicing Applicants have been providing updates to Fund Boards, Fund counsel, counsel to the Independent Directors of Funds, primary investment advisers to sub-advised Funds and, in the case of Harvest, administrator of the Funds it advises, as requested by such persons. Once a Permanent Order is issued, the Fund Servicing Applicants will, as soon as reasonably practicable, distribute additional written materials with updated information to the Boards of the Funds for which they serve as the primary investment adviser or principal underwriter and the primary investment advisers of the sub-advised Funds, and Harvest will provide such materials to the administrator of the Funds it advises. The written materials will include an offer to meet in person with the Boards, including the Independent Directors of such Funds and their independent legal counsel as defined in Rule 0-1(a)(6) under the Act. The Fund Servicing Applicants also undertake to provide the Funds with all of the information concerning the Consent Order and this Application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

Escrow accounts have been established for the Fund Servicing Applicants with a third party financial institution as escrow agent (the “Escrow Agent”) into which amounts equal to the advisory (including sub-advisory, sub-sub-advisory and sub-sub-sub-advisory) fees paid by the Funds (or in the case of sub-advisory, sub-sub-advisory and sub-sub-sub-advisory fees, by the adviser or sub-adviser of the respective Funds) to the Adviser Applicants have been and will continue to be deposited for the period from June 17, 2020 through the date upon which the Commission grants the Temporary Order. If the Permanent Order is granted, the Escrow Agent will pay the escrowed fees to each relevant Fund Servicing Applicant, and if the Permanent Order is not granted the Escrow Agent will pay the escrowed fees to each relevant Fund or, in the case of sub-advisory fees, sub-sub-advisory fees and sub-sub-sub advisory fees relating to Funds that are not advised or sub-advised by an Applicant, to the relevant adviser.

H.	Applicants’ Prior Section 9(c) Orders

Certain Fund Servicing Applicants, as well as certain of their affiliates, have previously applied for the following exemptive orders under Section 9(c) of the Act. Importantly, however, none of the conduct underlying the previous Section 9(c) orders granted to Fund Servicing Applicants involved the provision of Fund Servicing Activities.

Bankers Trust Company (“BT”) and its affiliates, which included the Settling Firm as of June 4, 1999, obtained an exemptive order under Section 9(c) in 2000.10 The application was submitted because of a three-count felony information (“BT Information”) filed by the U.S. Attorney for the Southern District of New York alleging violations of Title 18, United States Code, Section 1005. The BT Information charged BT with making false entries on its books and records as a result of the conduct of certain employees in BT’s processing services businesses from 1994 through 1996. The conduct involved the transfer to reserve accounts and to income of aged credit items that should have been paid to customers, other third parties, or state abandoned property authorities. BT pleaded guilty to the charges in the Information pursuant to a written cooperation and plea agreement.

[10]	Bankers Trust Company (Temporary Order) IC-23737; 812-11532 (March 12, 1999); Bankers Trust Company, et al. (Notice of Application) IC-23817 (April 29 1999); Bankers Trust Company, et al. (Extension of Temporary Order and Notice of Application) IC-23828 (May 7, 1999); Bankers Trust Company, et al. (Order Extending Temporary Exemption) IC-24125 (November 4, 1999); Bankers Trust Company, et al. (Order Extending Temporary Exemption) IC-24333 (March 8, 2000); Bankers Trust Company, et al. (Permanent Order) IC-24554 (July 10, 2000).

Deutsche Bank Securities Inc. (“DBSI”) and its affiliates obtained an exemptive order under Section 9(c) in 2006 because of an injunction imposed against DBSI for certain violations of Section 17(b) of the Securities Act of 1933 (the “Securities Act”), certain Conduct Rules of the National Association of Securities Dealers and certain Rules of the New York Stock Exchange.11 The injunction related to: (i) acts and practices that created or maintained inappropriate influence by DBSI’s investment banking business over the research analysts in DBSI’s research department and (ii) DBSI’s failure to produce an e-mail that the Commission had sought to examine during its investigation of DBSI’s research and investment banking practices.

DBSI and its affiliates obtained an exemptive order under Section 9(c) in 2009 because of an injunction imposed against DBSI relating to certain alleged violations of Section 15(c) of the Exchange Act.12 The injunction relates to allegations that DBSI (i) marketed auction rate securities as highly liquid investments comparable to cash or money market instruments and (ii) sold auction rate securities to customers without adequately disclosing the risks involved in purchasing such securities.

The Applicants (excluding DIHK, which did not at that time provide Fund Servicing Activities to Funds) obtained an exemptive order under Section 9(c) in 2015 because of a guilty plea entered by the Settling Firm relating to a charge of wire fraud in violation of Title 18, United States Code, Section 1343.13 The guilty plea related to charges that the Settling Firm engaged in a scheme to defraud counterparties to interest rate derivatives trades executed on its behalf by manipulating benchmark interest rates to which the profitability of those rates was tied.

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.	As a condition to the Temporary Order, the Applicants will hold in escrow with the Escrow Agent, a third party financial institution, amounts equal to all advisory (including sub-advisory, sub-sub-advisory and sub-sub-sub-advisory) fees paid by the Funds (or in the case of sub-advisory sub-sub-advisory and sub-sub-sub-advisory fees, by the adviser or sub-adviser of the respective Funds) to the Adviser Applicants for the period from June 17, 2020 through the date upon which the Commission grants the Temporary Order. Amounts paid into the escrow accounts will be disbursed by the Escrow Agent to each relevant Adviser Applicant after the Commission has acted on the application for the Permanent Order.

[11]	Deutsche Investment Management Americas, Inc., et al. (Notice of Application and Temporary Order) IC-26620; 812-13124 (September 24, 2004); Deutsche Investment Management Americas, Inc. et al. (Permanent Order) IC-27496 (September 25, 2006).
[12]	Deutsche Bank Securities Inc., et al. (Notice of Application and Temporary Order), IC-28763; 812-13664 (June 9, 2009); Deutsche Bank Securities Inc., et al. (Permanent Order) IC-28811 (July 7, 2009).
[13]	Deutsche Bank AG, et al. (Notice of Application and Temporary Order), IC-31577; 812-14448 (April 23, 2015); Deutsche Bank AG, et al. (Permanent Order), IC-31606 (May 19, 2015).

2.	Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.
3.	Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Orders within 60 days of the date of the Permanent Order.
4.	The Settling Firm will comply with the terms and conditions of the Consent Order in all material respects. In addition, within 30 days of each anniversary of the Permanent Order (until and including the third such anniversary), the Settling Firm will submit a certification, signed by its chief legal officer and chief executive officer, confirming that it has complied with the terms and conditions of the Consent Order in all material respects. Such certification will be submitted to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement.
5.	The Applicants, including the Settling Firm, will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management, with a copy to the Chief Counsel of the Commission’s Division of Enforcement, of any material or known violation of the terms and conditions of the Orders within 30 days of discovery of each such material or known violation. In addition, within 30 days of the first anniversary of the Permanent Order, the Applicants will submit a report, signed by the chief executive officer of the Settling Firm, to the Chief Counsel of the Commission’s Division of Investment Management describing (i) the findings of the internal compliance review concerning the process for assessing collateral consequences described in section IV.F above and any steps taken to address areas for improvement identified in those findings and (ii) the steps that the Settling Firm and the Fund Servicing Applicants have taken since the date of the Permanent Order to foster a culture of compliance, as further described in section IV.F above.
J.	Conclusion

For the reasons set out above, Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Caroline Pearson
DWS Investment Management Americas, Inc.
One International Place, 12th Floor
Boston, MA 02110
Regulatory.notices@dws.com

Justin Alfano
Deutsche Bank AG, New York Branch
60 Wall Street
New York, NY 10005-2836
Regulatory.notices@dws.com

With a copy to:

Frederick Wertheim
Wendy M. Goldberg
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

Applicants request that the Commission issue the requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that, under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers or other governing body, as applicable. Each Applicant represents that that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are attached as Exhibits A-1 through A-10 of this application, and the verifications required by Rule 02-(d) under the Act are included in the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DEUTSCHE BANK AG

By:	/s/ Karen Kuder
Name:	Karen Kuder
Title:	General Counsel
By:	/s/ Mathias Otto
Name:	Mathias Otto
Title:	General Counsel of Infrastructure and Regulatory Advice

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DWS INVESTMENT MANAGEMENT AMERICAS, INC.

By:	/s/ Cynthia Nestle
Name:	Cynthia Nestle
Title:	Managing Director
By:	/s/ Freddi Klassen
Name:	Freddi Klassen
Title:	Chief Operating Officer

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DWS INTERNATIONAL GMBH

By:	/s/ Dr. Matthias Liermann
Name:	Dr. Matthias Liermann
Title:	Managing Director
By:	/s/ Harald Rieger
Name:	Harald Rieger
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DWS INVESTMENTS AUSTRALIA LIMITED

By:	/s/ David Irving
Name:	David Irving
Title:	Director

By:	/s/ Andrew Taylor
Name:	Andrew Taylor
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

RREEF AMERICA L.L.C.

By:	/s/ Michael Luciano
Name:	Michael Luciano
Title:	Managing Director
By:	/s/ Vikram Mehra
Name:	Vikram Mehra
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DWS ALTERNATIVES GLOBAL LIMITED

By:	/s/ Stephen Shaw
Name:	Stephen Shaw
Title:	Managing Director
By:	/s/ Jessica Hardman
Name:	Jessica Hardman
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DBX ADVISORS LLC

By:	/s/ Freddi Klassen
Name:	Freddi Klassen
Title:	Chief Operating Officer
By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Chief Financial Officer

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DWS DISTRIBUTORS, INC.

By:	/s/ Cynthia Nestle
Name:	Cynthia Nestle
Title:	Chief Operating Officer
By:	/s/ JJ Wilczewski
Name:	JJ Wilczewski
Title:	Chief Executive Officer

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

HARVEST GLOBAL INVESTMENTS LIMITED

By:	/s/ Linfei Lu
Name:	Linfei Lu
Title:	Director
By:	/s/ Chi Wang Kwan
Name:	Chi Wang Kwan
Title:	Director

The Applicant named below has caused this Application to be duly signed on its behalf on September 24, 2020. The authorization required by Rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

DWS INVESTMENTS HONG KONG LIMITED

By:	/s/ Holder Wilhelm Naumann
Name:	Holger Wilhelm Naumann
Title:	Chair of the Company
By:	/s/ Elke Schoeppl-Jost
Name:	Elke Schoeppl-Jost
Title:	Vice Chair of the Company

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, Global Head of Governance of Deutsche Bank AG, being a duly authorized attorney-in-fact of Deutsche Bank AG, does hereby certify that this Application is signed by Karen Kuder, General Counsel of Deutsche Bank AG, and Mathias Otto, General Counsel of Infrastructure and Regulatory Advice of Deutsche Bank AG, pursuant to the general authority vested in them as authorized attorneys registered in the commercial register.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DEUTSCHE BANK AG

By:	/s/ Ana Paula Tavares
Name:	Ana Paula Tavares
Title:	Global Head of Governance

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being the duly appointed Secretary of DWS Investment Management Americas, Inc., does hereby certify that this Application is signed by Cynthia Nestle, Managing Director and Freddi Klassen, Chief Operating Officer of DWS Investment Management Americas, Inc., pursuant to the general authority vested in them as such under a Resolution dated January 19, 2007.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DWS INVESTMENT MANAGEMENT AMERICAS, INC.

By:	/s/ Anjie LaRocca
Name:	Anjie LaRocca
Title:	Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, Frank Grunwald, Head of Corporate Office of DWS International GmbH, does hereby certify that this Application is signed by Dr. Matthias Liermann, member of the Management Board and Harald Rieger, member of the Management Board of DWS International GmbH, pursuant to the general authority vested in them as authorized attorneys registered in the commercial register.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DWS INTERNATIONAL GmbH

By:	/s/ Frank Grunwald
Name:	Frank Grunwald
Title:	Head of Corporate Office

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly appointed Company Secretary of DWS Investments Australia Limited (ABN 52 074 599 401), does hereby certify that this Application is signed by David Irving, Director and Andrew Taylor, Director of DWS Investments Australia Limited, pursuant to the general authority vested in them as such under the Corporations Act 2001 (Cth).

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DWS INVESTMENTS AUSTRALIA LIMITED

By:	/s/ Tracy Unwin
Name:	Tracy Unwin
Title:	Company Secretary

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly appoint Secretary of RREEF America L.L.C., does hereby certify that this Application is signed by Michael Luciano and Vikram Mehra, Managing Director and Director, respectively, of RREEF America L.L.C., pursuant to the general authority vested in them as such under the RREEF America L.L.C’s Sixth Amended and Restated Operating Agreement dated November 28, 2016.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

RREEF AMERICA L.L.C.

By:	/s/ Portia Guerin
Name:	Portia Guerin
Title:	Secretary

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly appointed Company Secretary of DWS Alternatives Global Limited, does hereby certify that this Application is signed by Stephen Shaw and Jessica Hardman of DWS Alternatives Global Limited, pursuant to the general authority vested in them as such under a June 26, 2020 resolution of the Board of Directors.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DWS ALTERNATIVES GLOBAL LIMITED

By:	/s/ Andrew Bartlett
Name:	Andrew Bartlett
Title:	Company Secretary

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly appointed Secretary of DBX Advisors LLC, does hereby certify that this Application is signed by Freddi Klassen, Chief Operating Officer of DBX Advisors LLC and Michael Gilligan, Chief Financial Officer of DBX Advisors LLC, pursuant to the general authority vested in them as such under the resolution duly adopted on June 1, 2010 by Unanimous Written Consent of the Board of Managers of DBX Advisors LLC.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DBX ADVISORS LLC

By:	/s/ Anjie La Rocca
Name:	Anjie LaRocca
Title:	Secretary

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being the duly appointed Secretary of DWS Distributors, Inc., does hereby certify that this Application is signed by Cynthia Nestle, Chief Operating Officer of DWS Distributors, Inc., and JJ Wilczewski, Chief Executive Officer of DWS Distributors, Inc,, pursuant to the general authority vested in them as such under a Resolution dated December 10, 2010.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DWS DISTRIBUTORS, INC.

By:	/s/ Anjie LaRocca
Name:	Anjie LaRocca
Title:	Secretary

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly appointed the Chief Compliance Officer of Harvest Global Investments Limited (the “Company”), does hereby certify that this Application is signed by Linfei Lu and Chi Wang Kwan, each a director of Harvest Global Investments Limited, pursuant to the general authority vested in them as such according to the written resolutions passed by the directors of the Company date 16 June 2020.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

HARVEST GLOBAL INVESTMENTS LIMITED

By:	/s/ David Tong
Name:	David Tong
Title:	Chief Compliance Officer

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly appointed the Company Secretary of DWS Investments Hong Kong Limited (the “Company”), does hereby certify that this Application is signed by Holger Wilhelm Naumann – Chair of the Company, and Elke Schoeppl-Jost – Vice Chair of the Company, pursuant to the general authority vested in them as such according to the written resolutions passed by the Directors of the Company on 26 June 2020.

IN WITNESS WHEREOF, I have set my hand this September 24, 2020.

DWS INVESTMENTS HONG KONG LIMITED

By:	/s/ Hailey Lim Yee Tak
Name:	Hailey Lim Yee Tak
Title:	Company Secretary

Annex A

Part 1-A: Funds for Which DIMA Serves as Investment Adviser

Cash Account Trust, and its series:

DWS Government & Agency Securities Portfolio

DWS Tax-Exempt Portfolio

Deutsche DWS Asset Allocation Trust, and its series:

DWS Multi-Asset Conservative Allocation Fund

DWS Multi-Asset Growth Allocation Fund

DWS Multi-Asset Moderate Allocation Fund

Deutsche DWS Equity 500 Index Portfolio

Deutsche DWS Global/International Fund, Inc., and its series:

DWS Emerging Markets Fixed Income Fund

DWS ESG Global Bond Fund

DWS ESG International Core Equity Fund

DWS Global Small Cap Fund

DWS International Growth Fund

DWS RREEF Global Infrastructure Fund

Deutsche DWS Income Trust, and its series:

DWS Global High Income Fund

DWS GNMA Fund

DWS High Income Fund

DWS Short Duration Fund

Deutsche DWS Institutional Funds, and its series:

DWS Equity 500 Index Fund

DWS S&P 500 Index Fund

Deutsche DWS International Fund, Inc., and its series:

DWS CROCI® International Fund

DWS Emerging Markets Equity Fund

DWS Global Macro Fund

DWS Latin America Equity Fund

Deutsche DWS Investment Trust, and its series:

DWS Capital Growth Fund

DWS Core Equity Fund

DWS CROCI® Equity Dividend Fund

DWS CROCI® U.S. Fund

DWS ESG Core Equity Fund

DWS Large Cap Focus Growth Fund

DWS Small Cap Core Fund

DWS Small Cap Growth Fund

Deutsche DWS Investments VIT Funds, and its series:

DWS Equity 500 Index VIP

DWS Small Cap Index VIP

Deutsche DWS Market Trust, and its series:

DWS Global Income Builder Fund

DWS RREEF Real Assets Fund

Deutsche DWS Money Funds, and its series:

DWS Money Market Prime Series

Deutsche DWS Money Market Trust, and its series:

DWS Government Cash Management Fund

DWS Government Cash Reserves Fund Institutional

DWS Government Money Market Series

Deutsche DWS Municipal Trust, and its series:

DWS Managed Municipal Bond Fund

DWS Short-Term Municipal Bond Fund

DWS Strategic High Yield Tax-Free Fund

Deutsche DWS Portfolio Trust, and its series:

DWS Floating Rate Fund

DWS Total Return Bond Fund

Deutsche DWS Securities Trust, and its series:

DWS Communications Fund

DWS Enhanced Commodity Strategy Fund

DWS Health and Wellness Fund

DWS RREEF Global Real Estate Securities Fund

DWS RREEF MLP & Energy Infrastructure Fund14

DWS RREEF Real Estate Securities Fund

DWS Science and Technology Fund

Deutsche DWS State Tax-Free Income Series, and its series:

DWS California Tax-Free Income Fund

DWS Massachusetts Tax-Free Fund

DWS New York Tax-Free Income Fund

Deutsche DWS Tax Free Trust, and its series:

DWS Intermediate Tax-Free Fund

Deutsche DWS Variable Series I, and its series:

DWS Bond VIP

DWS Capital Growth VIP

DWS Core Equity VIP

DWS CROCI® International VIP

DWS Global Small Cap VIP

Deutsche DWS Variable Series II, and its series:

DWS Alternative Asset Allocation VIP

DWS CROCI® U.S. VIP

DWS Global Equity VIP

DWS Global Income Builder VIP

DWS Government Money Market VIP

DWS High Income VIP

DWS International Growth VIP

DWS Small Mid Cap Growth VIP

DWS Small Mid Cap Value VIP

DWS Municipal Income Trust

[14]	This fund was liquidated on July 23, 2020.

DWS Strategic Municipal Income Trust

Government Cash Management Portfolio

Investors Cash Trust, and its series:

DWS Central Cash Management Government Fund

DWS ESG Liquidity Fund

DWS Treasury Portfolio

Part 1-B: Funds for Which DIMA Serves as Investment Sub-Adviser

Goldman Sachs Trust II

Goldman Sachs Multi-Manager Global Equity Fund

Horizon Funds

Horizon ESG Defensive Core Fund

John Hancock Funds II

Real Estate Securities Fund15

John Hancock Investment Trust

Diversified Real Assets Fund15

John Hancock Variable Insurance Trust

Real Estate Securities Trust15

Part 2-A: Funds for Which DWSI Serves as Investment Adviser

The European Equity Fund, Inc.

The New Germany Fund, Inc.

The Central and Eastern Europe Fund, Inc.

Part 2-B: Funds for Which DWSI Serves as Investment Sub-Adviser

Deutsche DWS Global/International Fund, Inc.

DWS Emerging Markets Fixed Income Fund

Deutsche DWS International Fund, Inc.

DWS Global Macro Fund

Part 3-A: Funds for Which DIAL Serves as Investment Sub-Adviser

GuideStone Funds

Global Real Estate Securities Fund

Part 3-B: Funds for Which DIAL Serves as Investment Sub-Sub-Adviser

Deutsche DWS Securities Trust

DWS RREEF Global Real Estate Securities Fund

Russell Investment Company

Global Real Estate Securities Fund

Russell Investment Funds

Global Real Estate Securities Fund

Part 3-C: Funds for Which DIAL Serves as Investment Sub-Sub-Sub-Adviser

John Hancock Investment Trust

Diversified Real Assets Fund15

[15]	This relationship has been terminated effective as of the open of business on November 16, 2020.

Part 4-A: Funds for Which RREEF Serves as Investment Sub-Adviser

Bluerock Total Income+ Real Estate Fund

Deutsche DWS Global/International Fund, Inc.

DWS RREEF Global Infrastructure Fund

Deutsche DWS Market Trust

DWS RREEF Real Assets Fund

Deutsche DWS Securities Trust

DWS RREEF Global Real Estate Securities Fund

DWS RREEF MLP & Energy Infrastructure Fund16

DWS RREEF Real Estate Securities Fund

Deutsche DWS Variable Series II

DWS Alternative Asset Allocation VIP

Goldman Sachs Trust II

Goldman Sachs Multi-Manager Real Assets Strategy Fund

GuideStone Funds

Global Real Estate Securities Fund

Russell Investment Company

Tax-Managed Real Assets Fund

Global Real Estate Securities Fund

Russell Investment Funds

Global Real Estate Securities Fund

Part 4-B: Funds for Which RREEF Serves as Investment Sub-Sub-Adviser

John Hancock Funds II

Real Estate Securities Fund17

John Hancock Investment Trust

Diversified Real Assets Fund17

John Hancock Variable Insurance Trust

Real Estate Securities Trust17

Part 5-A: Funds for Which DAAM Global Serves as Investment Sub-Adviser

GuideStone Funds

Global Real Estate Securities Fund

Part 5-B: Funds for Which DAAM Global Serves as Investment Sub-Sub-Adviser

Deutsche DWS Securities Trust

DWS RREEF Global Real Estate Securities Fund

Russell Investment Company

Global Real Estate Securities Fund

Russell Investment Funds

[16]	This fund was liquidated on July 23, 2020.
[17]	This relationship has been terminated effective as of the open of business on November 16, 2020.

Global Real Estate Securities Fund

Part 5-C: Funds for Which DAAM Global Serves as Investment Sub-Sub-Sub-Adviser

John Hancock Investment Trust

Diversified Real Assets Fund

Part 6: Funds for Which DBX Advisors Serves as Investment Adviser

Xtrackers Bloomberg Barclays US Investment Grade Corporate ESG ETF

Xtrackers Eurozone Equity ETF

Xtrackers FTSE Developed ex US Comprehensive Factor ETF

Xtrackers Harvest CSI 300 China A-Shares ETF

Xtrackers Harvest CSI 500 China A-Shares Small Cap ETF

Xtrackers High Beta High Yield Bond ETF

Xtrackers International Real Estate ETF

Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF

Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF

Xtrackers Japan JPX-Nikkei 400 Equity ETF

Xtrackers Low Beta High Yield Bond ETF

Xtrackers MSCI ACWI ex USA ESG Leaders Equity ETF

Xtrackers MSCI All China Equity ETF

Xtrackers MSCI All World ex US Hedged Equity ETF

Xtrackers MSCI All World ex US High Dividend Yield Equity ETF

Xtrackers MSCI China A Inclusion Equity ETF

Xtrackers MSCI EAFE ESG Leaders Equity ETF

Xtrackers MSCI EAFE Hedged Equity ETF

Xtrackers MSCI EAFE High Dividend Yield Equity ETF

Xtrackers MSCI Emerging Markets ESG Leaders Equity ETF

Xtrackers MSCI Emerging Markets Hedged Equity ETF

Xtrackers MSCI Europe Hedged Equity ETF

Xtrackers MSCI Eurozone Hedged Equity ETF

Xtrackers MSCI Germany Hedged Equity ETF

Xtrackers MSCI Japan Hedged Equity ETF

Xtrackers MSCI Kokusai Equity ETF

Xtrackers MSCI Latin America Pacific Alliance ETF18

Xtrackers MSCI USA ESG Leaders Equity ETF

Xtrackers Municipal Infrastructure Revenue Bond ETF

Xtrackers Russell 1000 Comprehensive Factor ETF

Xtrackers Russell 1000 US Quality at a Reasonable Price ETF

Xtrackers S&P 500 ESG ETF

Xtrackers Short Duration High Yield Bond ETF

Xtrackers USD High Yield Corporate Bond ETF

Part 7: Funds for Which DDI Serves as Principal Underwriter

Cash Account Trust, and its series:

DWS Government & Agency Securities Portfolio

DWS Tax-Exempt Portfolio

Deutsche DWS Asset Allocation Trust, and its series:

DWS Multi-Asset Conservative Allocation Fund

[18]	This fund was liquidated on July 8, 2020.

DWS Multi-Asset Growth Allocation Fund

DWS Multi-Asset Moderate Allocation Fund

Deutsche DWS Equity 500 Index Portfolio

Deutsche DWS Global/International Fund, Inc., and its series:

DWS Emerging Markets Fixed Income Fund

DWS ESG Global Bond Fund

DWS ESG International Core Equity Fund

DWS Global Small Cap Fund

DWS International Growth Fund

DWS RREEF Global Infrastructure Fund

Deutsche DWS Income Trust, and its series:

DWS Global High Income Fund

DWS GNMA Fund

DWS High Income Fund

DWS Short Duration Fund

Deutsche DWS Institutional Funds, and its series:

DWS Equity 500 Index Fund

DWS S&P 500 Index Fund

Deutsche DWS International Fund, Inc., and its series:

DWS CROCI® International Fund

DWS Emerging Markets Equity Fund

DWS Global Macro Fund

DWS Latin America Equity Fund

Deutsche DWS Investment Trust, and its series:

DWS Capital Growth Fund

DWS Core Equity Fund

DWS CROCI® Equity Dividend Fund

DWS CROCI® U.S. Fund

DWS ESG Core Equity Fund

DWS Large Cap Focus Growth Fund

DWS Small Cap Core Fund

DWS Small Cap Growth Fund

Deutsche DWS Investments VIT Funds, and its series:

DWS Equity 500 Index VIP

DWS Small Cap Index VIP

Deutsche DWS Market Trust, and its series:

DWS Global Income Builder Fund

DWS RREEF Real Assets Fund

Deutsche DWS Money Funds, and its series:

DWS Money Market Prime Series

Deutsche DWS Money Market Trust, and its series:

DWS Government Cash Management Fund

DWS Government Cash Reserves Fund Institutional

DWS Government Money Market Series

Deutsche DWS Municipal Trust, and its series:

DWS Managed Municipal Bond Fund

DWS Short-Term Municipal Bond Fund

DWS Strategic High Yield Tax-Free Fund

Deutsche DWS Portfolio Trust, and its series:

DWS Floating Rate Fund

DWS Total Return Bond Fund

Deutsche DWS Securities Trust, and its series:

DWS Communications Fund

DWS Enhanced Commodity Strategy Fund

DWS Health and Wellness Fund

DWS RREEF Global Real Estate Securities Fund

DWS RREEF MLP & Energy Infrastructure Fund19

DWS RREEF Real Estate Securities Fund

DWS Science and Technology Fund

Deutsche DWS State Tax-Free Income Series, and its series:

DWS California Tax-Free Income Fund

DWS Massachusetts Tax-Free Fund

DWS New York Tax-Free Income Fund

Deutsche DWS Tax Free Trust, and its series:

DWS Intermediate Tax-Free Fund

Deutsche DWS Variable Series I, and its series:

DWS Bond VIP

DWS Capital Growth VIP

DWS Core Equity VIP

DWS CROCI® International VIP

DWS Global Small Cap VIP

Deutsche DWS Variable Series II, and its series:

DWS Alternative Asset Allocation VIP

DWS CROCI® U.S. VIP

DWS Global Equity VIP

DWS Global Income Builder VIP

DWS Government Money Market VIP

DWS High Income VIP

DWS International Growth VIP

DWS Small Mid Cap Growth VIP

DWS Small Mid Cap Value VIP

Government Cash Management Portfolio

Investors Cash Trust, and its series:

DWS Central Cash Management Government Fund

DWS ESG Liquidity Fund

DWS Treasury Portfolio

Part 8-A: Funds for Which Harvest Serves as Investment Adviser

Advisors’ Inner Circle Funds

Harvest Asian Bond Fund

[19]	This Fund was liquidated on July 23, 2020.

Harvest Funds China All Assets20

Part 8-B: Funds for Which Harvest Serves as Investment Sub-Adviser

DBX ETF Trust

Xtrackers Harvest CSI 300 China A-Shares ETF

Xtrackers Harvest CSI 500 China A-Shares Small Cap ETF

Part 9: Funds for Which DIHK Serves as Investment Sub-Adviser

Deutsche DWS International Fund, Inc.

DWS Emerging Markets Equity Fund

[20]	This Fund has not yet commenced operations.